

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Robert Tichio
Chief Executive Officer
Decarbonization Plus Acquisition Corp II
2744 Sand Hill Road
Menlo Park, CA 94025

> **Re: Decarbonization Plus Acquisition Corp II**
> **Draft Registration Statement on Form S-1**
> **Filed December 17, 2020**
> **CIK No. 0001836154**

Dear Mr. Tichio :

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 8, 2021

Conflicts of Interest, page 103

1.   Please include disclosure that identifies each of the entities to which each of your executive officers and directors currently have fiduciary duties or contractual obligations, the nature of each entity's business and of the individual's relationship to it. Consider placing this disclosure in a chart or table if there are several relationships to describe.

You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction